For Immediate Release

LMS TO DELIST FROM AMEX

Montreal, Quebec, May 1, 2008 - LMS Medical Systems (TSX: LMZ, AMEX: LMZ), a healthcare technology company and developer of the CALM® patient safety software system for obstetrics, today announced that its Board of Directors has unanimously decided to delist the Company’s common shares from Amex.

The decision is in keeping with the Company’s previous announcement to streamline operations and control costs in order to become cash flow positive. It is expected that Amex trading will cease on or about May 22, 2008.

LMS common shares will continue to be traded on the Company’s principal exchange, the TSX.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer

LMS Medical Systems Inc.

Tel: (514) 488-3461 Ext. 238

Fax: (514) 488-1880

yves.grou@lmsmedical.com / www.lmsmedical.com

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.